04004216

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMCO Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3225 N. Central Ave., Suite 102
(No. and Street)

Phoenix (City) AZ (State) 85012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
602-230-9372
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 2000 (Address) Dallas (City) TX (State) 75201 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH, D.C. 187

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Al Yee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMCO Financial Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KRISTY DAVENPORT
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Aug. 14, 2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3).*

SAMCO Financial Services, Inc.

Contents

PAGE

Report of Independent Certified Public Accountants 2

Financial Statements:

Statement of Financial Condition 3

Statement of Operations 4

Statement of Stockholder's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7-10

Supplementary Information:

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 12

Independent Certified Public Accountants' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 13-14

BDO

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Certified Public Accountants

Stockholder and Board of Directors
SAMCO Financial Services, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of SAMCO Financial Services, Inc. (the Company), a wholly owned subsidiary of SAI Holdings, Inc., as of December 31, 2003, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAMCO Financial Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 20, 2004

SAMCO Financial Services, Inc.
Statement of Financial Condition
December 31, 2003

Assets:	
Cash and cash equivalents	$ 398,010
Deposit with clearing broker – related party	68,048
Due from clearing brokers – related party	40,621
Prepaid expenses	40,835
Investments, at market	16,241
Office security deposit	16,499
Fixed assets, net of accumulated depreciation of $274,217	599
Other assets	300
Total assets	$ 581,153
Liabilities and Stockholder's Equity:	
Liabilities:	
Commissions payable	$ 355,067
Accounts payable	17,989
Due to affiliates	23,774
	396,830
Stockholder's Equity:	
Common stock, no par value, 10,000 shares authorized, 100 issued and outstanding	136,000
Additional paid-in capital	939,223
Accumulated deficit	(890,900)
Total stockholder's equity	184,323
Total liabilities and stockholder's equity	$ 581,153

See accompanying notes to financial statements.

SAMCO Financial Services, Inc.
Statement of Operations
Year Ended December 31, 2003

Revenues:	
Commissions, net	$ 963,217
Interest	102,671
Net investment	6,548
Other	410
	1,072,846
Expenses:	
Employee compensation and benefits	423,858
Clearing and exchange fees	367,491
General and administrative	256,195
Occupancy and depreciation	126,912
Communications	5,475
	1,179,931
Loss before taxes	(107,085)
Income taxes	-
Net loss	$ (107,085)

See accompanying notes to financial statements.

SAMCO Financial Services, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2003	$ 136,000	$ 787,223	$ (783,815)	$ 139,408
Contributions from SAI Holdings, Inc. (parent)	-	152,000	-	152,000
Net loss	-	-	(107,085)	(107,085)
Balance at December 31, 2003	$ 136,000	$ 939,223	$ (890,900)	$ 184,323

See accompanying notes to financial statements.

SAMCO Financial Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2003

Increase (decrease) in cash and cash equivalents

Cash flows from operating activities:	
Net loss	$ (107,085)
Depreciation	1,372
Valuation allowance on deferred tax asset	-
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Deposit with clearing broker – related party	-
Due from clearing brokers – related party	(20,242)
Prepaid expenses	(3,051)
Investments	8,361
Office security deposit	3,481
Commissions payable	315,070
Accounts payable	5,927
Due to affiliates	210
Net cash provided by operating activities	204,043
Net cash provided by financing activities:	
Contributions from Parent	152,000
Net change in cash and cash equivalents	
Cash and cash equivalents at beginning of year	41,967
Cash and cash equivalents at end of year	$ 398,010

See accompanying notes to financial statements.

SAMCO Financial Services, Inc.
Notes to Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SAMCO Financial Services, Inc. (SAMCO or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is an Arizona corporation that as of December 31, 2003 was a wholly owned subsidiary of SAI Holdings, Inc. (Parent), which is a wholly owned subsidiary of Penson Worldwide, Inc. (PWI). On January 31, 2003, PWI acquired all of the outstanding common stock of the former Parent, SAMCO Holdings, Inc., at a cost approximately equal to book value. The Company did not experience any change in operations as a result of this transaction.

During the year, the Company was engaged primarily as a full service retail broker providing retail equity, bond, insurance, and mutual fund products and advisory services.

The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Penson Financial Services, Inc. (PFSI), which is affiliated with the Company by way of common ownership. Futures transactions are cleared through Penson Financial Futures, Inc. (PFFI), which is affiliated with the Company by way of common ownership. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

During 2003, the Company placed significant reliance on its Parent to provide funding for operations as well as to maintain minimum net capital requirements under the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Management of the Parent has agreed to continue this funding through at least March 2005.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Proprietary security transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are recorded in net investment losses on the statement of operations.

Securities traded on a national exchange (including Nasdaq Stock Market, Inc.) are valued at the last sales price. Securities for which over-the-counter market quotations are available are valued at the average of the last bid/asked price. Securities not readily marketable are valued at fair value as determined by the Board of Directors.

Cash and Cash Equivalents - The Company considers cash equivalents highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Commissions, net - Commissions and clearing fees are recorded on a trade-date basis as securities transactions occur. Commission fees are recorded net of commissions paid to other broker-dealers or individuals.

Income Tax - The Company is included in the consolidated federal and state tax returns filed by PWI. The Company calculates its tax liability on a stand-alone basis and remits payment to PWI. PWI is obligated to pay the tax liability for the consolidated entity.

Fixed Assets - Fixed assets consist of furniture and equipment that is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation expense for the year ended December 31, 2003 totaled $1,372.

Comprehensive Income (Loss) – Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income (loss) includes foreign currency items and minimum pension liability adjustments among other things. The Company did not have components of other comprehensive income (loss) during the year. As a result, comprehensive income (loss) is the same as the reported net loss for the year ended December 31, 2003.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification - Certain 2002 balances have been reclassified to conform to the 2003 presentation.

NOTE 3 - INVESTMENTS

Securities owned consists primarily of a publicly traded, equity investment made in Nasdaq Stock Market, Inc. (NASDAQ). The NASDAQ shares were purchased pursuant to NASD requirements applicable to all NASD registered broker-dealers. The Company carries the investment at its fair value.

NOTE 4 – PREPAID EXPENSES

Prepaid expenses are registration fees paid to the NASD to register the Company and certain representatives in each state that the Company operates in for 2003.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with whom it conducts business.

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES

The Company settles transactions with PFSI and PFFI for its investment activities. The clearing and depository operations for the Company's investment activities are performed pursuant to agreements with these clearing brokers. Due from clearing brokers represents commissions earned from securities transactions that have not yet been paid by the clearing brokers. The Company is subject to credit risk to the extent the brokers with which the Company conducts business are unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company monitors the financial condition of the brokers with which the Company conducts business and believes the likelihood of loss under those circumstances is remote.

During the year ended December 31, 2003, clearing fees paid to PFSI and PFFI totaled $338,659 and $28,832, respectively. These amounts are included in clearing and exchange fees on the statement of operations.

Due to affiliate represents approximately $27,000 due to PFSI for a purchase of fixed assets in 2000 netted with fully depreciated equipment sold to PFSI for approximately $3,400 during 2002. These amounts are non-interest bearing and are payable on demand.

The Deposit with Clearing Broker is an amount maintained by the Company with PFSI in accordance with a correspondent clearing agreement.

NOTE 7 - INCOME TAXES

The Company calculates its tax liability on a stand-alone basis and remits payments, if required, to PWI which is obligated to pay the tax liability for the consolidated entity. During 2003, no tax benefits receivable were generated on a stand-alone basis.

NOTE 8 - PROFIT SHARING PLAN

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2003, the Company contributed approximately $11,753 to the Plan.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Leases - The Company has an operating lease agreement for office space. A schedule of future minimum lease payments required under this agreement is as follows:

Year ending December 31,	Amount
2004	$ 64,155
2005	66,294
2006	70,571
Total	$ 201,020

For the year ended December 31, 2003, the Company paid rent totaling $103,745.

Commitment to Clearing Brokers - In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Required for Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. In this regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. As of December 31, 2003, there were no amounts to be indemnified to the clearing brokers for these accounts.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $123,166 which was $73,166 in excess of its required net capital of $50,000. The Company handled no customer securities or accounts during the year ended December 31, 2003, and accordingly is not subject to the requirements under SEC rule 15c3-3.

Subject to SEC restrictions on distributions to shareholders, distributions to the shareholder can be made under a capital distribution policy approved by the Company's Board of Directors; no distributions were made during the year ended December 31, 2003.

NOTE 11 – OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

The Company maintains its cash accounts primarily with banks located in Texas. The total cash balances are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances on deposit with one Texas bank at December 31, 2003, which exceeded the balance insured by the F.D.I.C. in the amount of $298,010.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. Options are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are often received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

SUPPLEMENTARY INFORMATION

SAMCO Financial Services, Inc.
Schedule I –Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Net Capital:	
Total stockholder's equity	$ 184,323
Deductions and/or Charges:	
Prepaid expenses	40,835
Office security deposit	16,499
Fixed assets	599
Other assets	300
Total deductions and/or charges	58,233
Net capital before haircuts on securities positions (tentative net capital)	126,090
Haircuts on securities:	
Equities	2,408
Undue concentration	516
Total haircuts on securities	2,924
Net capital	$ 123,166
Computation of Basic Net Capital Requirement:	
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness	$ 26,455
Minimum dollar net capital requirement of reporting broker-dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts	$ 50,000
Net capital in excess of required minimum	$ 73,166
Excess net capital at 1000% (Net capital minus 10% of total aggregate indebtedness	$ 83,483

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

BDO

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Certified Public Accountants' Report on Internal Control Required by Securities Exchange Commission Rule 17a-5

Stockholder and Board of Directors
SAMCO Financial Services, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of SAMCO Financial Services, Inc. (the Company) (a wholly owned subsidiary of SAI Holdings, Inc.) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 20, 2004